SECFI SECURITIES, LLC

Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public Accounting Firm

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SecFi Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Pacific Ave, 4th Floor
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathaniel Piauwasdy 415-939-5421
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Nathaniel Piauwasdy_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____SecFi Securities, LLC_____ , as of
_____December 31, 2020_____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

No exceptions.

Type of ID produced Drivers License.



_____ 02/05/2021

Signature

CEO

Title

Sage Wilson

Notary Public

Sage M Wilson

02/05/2021

SAGE M WILSON
Notary Public - State of Florida
Commission # HH 33193
Expires on August 17, 2024

Notarized online using audio-video communication

This report** contains (check all applicable boxes):

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-

solidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SecFi Securities, LLC

Contents



CITRINCOOPERMAN®

Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
SecFi Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SecFi Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SecFi Securities, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SecFi Securities, LLC's management. Our responsibility is to express an opinion on SecFi Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SecFi Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as SecFi Securities, LLC's auditor since 2020.
Livingston, New Jersey
February 26, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SecFi Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	1,886,561
Fees receivable, net		19,200
Prepaid expenses		18,399
Total assets	$	1,924,160

Liabilities and Member's equity

Liabilities		
Accrued expenses	$	35,257
Due to affiliates		1,248,211
Total liabilities		1,283,468
Member's equity		640,692
Total liabilities and member's equity	$	1,924,160

The accompanying notes are an integral part of this financial statement.

1. Nature of business

SecFi Securities, LLC (the "Company"), is a limited liability company established in the state of Delaware on October 18, 2018 and is based in San Francisco, CA. The Company is wholly-owned by SecFi Inc. (the "Parent"). On January 13, 2020, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement broker for Regulation D private placements.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivable, net

The Company carries its fees receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. No allowance for credit losses was required at December 31, 2020.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606. All revenue is recorded when control of the security is transferred to the purchaser. The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company receives placement fees on these transactions and believes that its performance obligation is completed upon execution of the transaction documentation with its customers and as such is earned on the date control is transferred to a buyer.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require.

Use of Estimates

The preparation of the financial statementa in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Furthermore, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. The adoption of this ASU on January 1, 2020 did not have a material impact on the financial statement.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution, which may exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Service Agreement and Due to affiliates

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services. At December 31, 2020, the Company had a due to Parent balance of approximately $99,000.

Pursuant to a service agreement, SecFi Technologies B.V. (the "Affiliate"), provides website services to the Company. At December 31, 2020, the Company had a due to Affiliate balance of approximately $15,000.

Per a Master Services Agreement (the "Agreement") between the Company and several affiliates, the Company shares revenues resulting from the Company's brokerage business via a profit split method as defined by the IRC. At December 31, 2020, the Company had a due to Parent balance of approximately $1,134,000.

5. Net capital requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 for the first year, and then 15 to 1 thereafter. At December 31, 2020, the Company's net capital was approximately $603,000, which was approximately $443,000, in excess of its minimum net capital requirement of approximately $160,000.

6. Risks and Uncertainties

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through February 26, 2021, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement.